2805 Dallas Parkway, Suite 400
Plano, TX 75093

(469) 573-6755

March 16, 2018
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
 Washington, D.C. 20549
Attn: Edward M. Kelly

Re:	Green Brick Partners, Inc. – Registration Statement on Form S-3, File No. 333-223610

Ladies and Gentlemen:

Reference is made to the above-captioned Registration Statement on Form S-3 (the “Registration Statement”), of Green Brick Partners, Inc. (the “Company”) . Pursuant to Rule 461(a) under the Securities Act, the undersigned registrant hereby requests that the effective date of the Registration Statement be accelerated so that it may become effective at 4:00 p.m. Eastern Daylight Time on Tuesday, March 20, 2018, or as soon thereafter as practicable.

Please call Alice Hsu, Esq. of Akin Gump Strauss Hauer & Feld LLP, our counsel, at (212) 872-1053 to confirm the effectiveness of the Registration Statement.

Very truly yours,

GREEN BRICK PARTNERS, INC.

By:	/s/ Richard A. Costello
Name:	Richard A. Costello
Title:	Chief Financial Officer